UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April, 2007

Commission file number 0-50790

SUPERCOM LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O.B. 5039
Qadima 60920 ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __

Attached hereto and incorporated by reference herein are:

Exhibit 99.1	Consolidated Financial Statements of SuperCom Ltd. as of December 31, 2006.

Exhibit 99.2	Consent of Fahn Kanne & Co., a member of Grant Thornton International.

Exhibit 99.3	Consent of BDO McCabe Lo Limited & Company, independent public accountants

The consolidated financial statements contained in Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form S-8, Registration No. 333-121231.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD. (Registrant)

By:	/s/ EYAL TUCHMAN
Eyal Tuchman
Chief Executive Officer

Dated: April 18, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Consolidated Financial Statements of SuperCom Ltd. as of December 31, 2006.

Exhibit 99.2	Consent of Fahn Kanne & Co., a member of Grant Thornton International.

Exhibit 99.3	Consent of BDO McCabe Lo Limited & Company, independent public accountants